Exhibit 99.1

RELX Group proposes new auditor from 2016

5 June 2015

London – RELX Group, the global professional information company, will propose to shareholders of its parent companies at their next Annual General Meetings in London and Amsterdam that EY be appointed as auditor. This follows a thorough competitive tender process, in line with best practice and would be effective from the 2016 financial year.

RELX Group’s decision to hold an audit tender was noted in our 2014 Annual Report. In accordance with legislation in the Netherlands, the Group’s current auditor, Deloitte, was not eligible to respond to the tender. Ben van der Veer, Chairman of RELX Group’s Audit Committees, said: “We would like to thank Deloitte for their contribution as auditors which will conclude with the audit for the 2015 financial year, and look forward to working with EY from 2016.”

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Notes to Editors

About RELX Group

RELX Group plc is a world-leading provider of information solutions for professional customers across industries. The group employs about 29,000 people of whom half are in North America. Reed Elsevier PLC is the London Stock Exchange listed vehicle for holding shares in RELX Group. Shareholders in Reed Elsevier PLC own a 52.9% economic interest in RELX Group. Reed Elsevier NV is the Amsterdam Stock Exchange listed vehicle for holding shares in RELX Group. External shareholders in Reed Elsevier NV own a 47.1% economic interest in RELX Group. The combined market capitalisation of the two parent companies is approximately £22.3bn/€31.1bn*. Its shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. www.relxgroup.com

*Note: Current market capitalisation can be found at http://www.relxgroup.com/InvestorCentre

Media Contact

Paul Abrahams

+44 207 166 5724

paul.abrahams@relxgroup.com